                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 11-K


                                   (Mark One)
              [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the fiscal year ended December 31, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  For the transaction period from ____ to ____

                        Commission File Number  1-11141
                                               ---------



                       HEALTH MANAGEMENT ASSOCIATES, INC.
                            RETIREMENT SAVINGS PLAN

                           (Full title of the plan)



                       HEALTH MANAGEMENT ASSOCIATES, INC.
                       5811 PELICAN BAY BLVD., SUITE 500
                          NAPLES, FLORIDA  34108-2710

             (Name of issuer of the securities held pursuant to the
              plan and address of its principal executive office)

                          Audited Financial Statements
                           and Supplemental Schedules

                       Health Management Associates, Inc.
                            Retirement Savings Plan

                     Years ended December 31, 1997 and 1996
                      with Report of Independent Auditors

           Health Management Associates, Inc. Retirement Savings Plan
            Audited Financial Statements and Supplemental Schedules


                     Years ended December 31, 1997 and 1996



                                   CONTENTS

Report of Independent Auditors...............................  4

Audited Financial Statements

Statements of Net Assets Available for Benefits..............  5
Statements of Changes in Net Assets Available for Benefits...  6
Notes to Financial Statements................................  7


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes... 17
Line 27d - Schedule of Reportable Transactions............... 18
Line 27e - Schedule of Non-Exempt Transactions............... 19

                         Report of Independent Auditors

The Plan Sponsor
Health Management Associates, Inc.
  Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Management Associates, Inc. Retirement Savings Plan (the "Plan"), as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1997, schedule of reportable transactions for the year ended December 31, 1997, and schedule of non-exempt transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              ERNST & YOUNG LLP

June 5, 1998

           Health Management Associates, Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits




                                                        DECEMBER 31

                                                    1997         1996
                                                --------------------------

ASSETS
Investments, at fair value                       $75,041,104  $46,032,810
Receivables:
 Participants' contributions                         724,408      692,543
Employer's contributions                             505,069      419,387
                                                ------------  ------------
Total receivables                                  1,229,477    1,111,930
                                                ------------  ------------
Net assets available for benefits                $76,270,581  $47,144,740
                                                ============  ============



See accompanying notes.

           Health Management Associates, Inc. Retirement Savings Plan

          Statements of Changes in Net Assets Available for Benefits




                                                      YEAR ENDED DECEMBER 31
                                                        1997         1996
                                                     -----------  -----------
ADDITIONS
Investment income:
 Net realized and unrealized gains on investments    $21,434,508  $ 6,523,484
 Interest and dividends                                  206,551      149,341
                                                     -----------  -----------
                                                      21,641,059    6,672,825


Contributions:
 Participants                                          9,811,079    8,247,677
 Employer                                              2,383,490    2,261,253
                                                     -----------  -----------
                                                      12,194,569   10,508,930
                                                     -----------  -----------
Total additions                                       33,835,628   17,181,755



DEDUCTIONS
Benefit payments                                       4,699,482    3,113,444
Administrative expenses                                   10,305        8,023
                                                     -----------  -----------
Total deductions                                       4,709,787    3,121,467
                                                     -----------  -----------

Increase in net assets available for benefits         29,125,841   14,060,288
Net assets available for benefits at beginning of
 year                                                 47,144,740   33,084,452
                                                     -----------  -----------

Net assets available for benefits at end of year     $76,270,581  $47,144,740
                                                     ===========  ===========

See accompanying notes.

           Health Management Associates, Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of Health Management Associates, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan's sponsor is Health Management Associates, Inc. (the "Company"). The effective date of the Plan is October 1, 1990 (date of inception).

The Plan is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All eligible employees, as defined, who have attained the age of twenty one and completed one year of service may elect to participate in the Plan, provided that such employee is not a person covered under a collective bargaining agreement under which retirement benefits have been the subject of good faith bargaining or are participants in any other qualified plan maintained by the Company.

CONTRIBUTIONS

Each year, participants may elect to defer from 1% to 16% of compensation received during the plan year. The Company makes nondiscretionary matching contributions equal to a percentage of each participants' deferred compensation. In applying such matching percentage, only salary reductions up to 6% of total compensation shall be considered, and such Company matching contributions are limited to 2% of the participant's total compensation during the plan year.

          Health Management Associates, Inc. Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

In addition, the Company, at the sole discretion of its Board of Directors, may make an additional contribution to the Plan. The Company match is in the form of Company securities, with the exception of designated hospital subsidiaries which receive the Company match in cash. The Company match in Company securities is not subject to participant direction. During the years ended December 31, 1997 and 1996, discretionary contributions of approximately $320,000 and $239,000, respectively, were made to the Plan.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct participant contributions in 1% increments to any of seven investment options.

   FIXED INCOME FUND - Funds are invested in a pooled fund that invests in investment contracts, commercial paper, and other fixed income securities. (NationsBank Stable Capital Fund).

   BALANCED FUND - Funds are invested in a pooled fund that invests in common stock and U.S. Treasury and other fixed income securities. (Nations Balanced Assets Fund).

   BOND OPTION - Funds are invested in a pooled fund that invests in bonds. (Strong Advantage Fund).

   EQUITY FUND - Funds are invested in two pooled funds that invest primarily in common stocks of domestic companies. (Nations Capital Growth Fund and Seligman Frontier Fund).

          Health Management Associates, Inc. Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

   INTERNATIONAL FUND - Funds are invested primarily in common stocks of foreign companies. (SoGen International Fund).

   COMPANY STOCK FUND - Funds are invested in a Qualifying Employer Securities Fund that invests solely in Company securities. The Stock Fund was established on December 31, 1990. However, no participant election was available with respect to this fund until July 1, 1993. (Health Management Associates, Inc. Common Stock Fund).

Participants may change their investment options daily.

A NationsBank Treasury Fund was established July 1, 1993 to invest forfeitures primarily in U.S. Treasury Obligations and repurchase agreements secured by such obligations. No participant election is available with respect to this fund.

PARTICIPANTS' ACCOUNTS

An individual account is maintained for each participant based on the value of the investment option(s) elected by the participant. The participants' account balances can be adjusted daily utilizing the Daily Choice Investment Program.

WITHDRAWALS AND PAYMENTS OF BENEFITS

Upon retirement or death, the total vested value of a participant's account is distributed to the participant or the beneficiary in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan.

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is not forfeited until the participant incurs a five-year break in service.

          Health Management Associates, Inc. Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS AND PAYMENTS OF BENEFITS (CONTINUED)

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures aggregated $313,000 and $557,000 at December 31, 1997 and 1996, respectively.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become one hundred percent vested in the remainder of their accounts upon the occurrence of any of the following events:

        (a)  The participant dies while still in service as an employee;

        (b) The participant becomes totally and permanently disabled while still in service as an employee; or

        (c)  The Plan is terminated by the Sponsor.

In other cases, a gradual vesting scale applies, with one hundred percent vesting occurring upon reaching seven years of vesting service. A plan year during which an employee works for at least one thousand hours is counted as one year of vesting service.

TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, the Plan may be terminated for any reason at any time.

          Health Management Associates, Inc. Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the NationsBank Stable Capital Fund are included in the statements of net assets available for benefits at fair value (redemption price) as established by the Trustee. The fair values of the remaining investments in the Health Management Associates, Inc. Common Stock Fund, the Nations Capital Growth Fund, the Nations Balanced Assets Fund, the Strong Advantage Fund, the SoGen International Fund, the Seligman Frontier Fund, and the Nations Treasury Fund are based upon quoted closing prices on national stock exchanges.

CONTRIBUTIONS

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted monthly to the Trustee for investment based on the investment options designated by the Plan's participants.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year.

INVESTMENT INCOME

All interest and dividend income is recorded on an accrual basis. Upon conversion to the Daily Choice Investment Program, investment income is added daily to the fund and income, excluding dividend distributions, for all funds except the Treasury Fund is presented as investment appreciation.

          Health Management Associates, Inc. Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Plan to significant concentrations of credit risk consist principally of commingled investment funds.

The Trustee maintains financial instruments within commingled investment funds with various institutions. The Trustee's policy is designed to limit exposure at any one institution. The Trustee performs periodic evaluations of the relative credit standing of those institutions which are considered in the fund's investment strategy.

RECLASSIFICATIONS

Reclassifications have been made to certain 1996 amounts to conform to the 1997 presentation.

3. INVESTMENTS

All investment information included in the financial statements, notes thereto, and supplemental schedules, in total and by fund, was obtained or derived from information which was provided and certified by NationsBank of Georgia, N.A (the "Trustee") as complete and accurate.

          Health Management Associates, Inc. Retirement Savings Plan

3.   INVESTMENTS (CONTINUED)

The fair market value of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                           1997         1996
                                                      --------------------------

Health Management Associates, Inc. Common Stock Fund
                                                        $45,379,028  $24,845,239

NationsBank Stable Capital Fund                          10,004,579    8,370,443

Nations Capital Growth Fund                              12,746,195    8,617,795

Nations Balanced Assets Fund                              5,202,763    3,357,197

          Health Management Associates, Inc. Retirement Savings Plan

4. INVESTMENT FUND ACTIVITY

During the years ended December 31, 1997 and 1996, the changes in net assets available for benefits by investment option and unallocated cash were as follows:

                                                                     Paricipant Directed Funds
                                       ---------------------------------------------------------------------------------------------
                                       Nations       NationsBank      HMA        Nations                   SoGen
                                       Capital       Stable          Common      Balanced     Strong      inter-      Seligman
                                       Growth        Capital         Stock       Assets      Advantage   national     Frontier
                                       ---------------------------------------------------------------------------------------------
Net assets available for benefits at
 December 31, 1995                     $6,666,428    $7,556,047    $16,270,156   $2,253,944   $    -      $      -       $    -
  Net realized and unrealized gains
   (losses) on investments              1,230,499       440,282      4,569,845      287,724       43        (3,136)      (1,776)
   Interest and dividend income            33,235             -              -       92,948       49             -            -
   Contributions:
    Participants                        2,091,469     1,706,642      3,325,386    1,109,458    2,390         5,522        6,810
    Sponsor                                 8,345        19,047      2,231,575        2,220       32            27            7
   Benefit payments                      (613,110)     (790,207)    (1,496,877)    (213,250)       -             -            -
   Plan expenses                             (946)       (3,708)        (2,909)        (460)       -             -            -
   Fund Transfers                        (653,887)     (439,862)       723,656      (99,219)  22,720         93,046     106,592
                                        --------------------------------------------------------------------------------------------
Net assets available for benefits at
 December 31, 1996                      8,762,033     8,488,241     25,620,832    3,433,365   25,234         95,459     111,633


                                                     Non-Participant
                                                     Directed Funds
                                        ------------------------------------------------

                                        Nations
                                        Treasury        Cash            Total
                                        ------------------------------------------------

Net assets available for benefits at
 December 31, 1995                      $  323,249      $  14,528       $  33,084,452
  Net realized and unrealized gains
   (losses) on investments                       3              -           6,523,484
   Interest and dividend income             23,109              -             149,341
   Contributions:
    Participants                                 -              -           8,247,677
    Sponsor                                      -              -           2,261,253
   Benefit payments                              -              -          (3,113,444)
   Plan expenses                                 -              -              (8,023)
   Fund Raisers                            261,482        (14,528)                  -
                                        ------------------------------------------------
Net assets available for benefits at
 December 31, 1996                         607,943              -       $  47,144,740




                                                                     Paricipant Directed Funds
                                       ---------------------------------------------------------------------------------------------
                                       Nations       NationsBank       HMA         Nations                    SoGen
                                       Capital         Stable         Common       Balanced       Strong      inter-       Seligman
                                       Growth          Capital         Stock        Assets       Advantage    national     Frontier
                                       ---------------------------------------------------------------------------------------------
  Net realized and unrealized gains
   on investments                        2,817,781      552,594     17,313,678       693,709         156       1,636       54,954
    Interest and dividend income            14,603            -          2,400       134,337       7,088      17,665            -
    Contributions:
     Participants                        2,217,526    1,796,533      3,975,061     1,312,461      66,392     197,541      245,565
     Sponsor                                49,758      127,344      2,568,172        34,345       1,154       1,689        1,450
   Benefit payments                       (931,364)    (908,770)    (2,542,642)     (300,367)     (2,515)     (5,086)      (8,738)
   Plan expenses                            (5,215)      (2,460)        (1,935)         (605)          -         (15)         (75)
   Fund Transfers                         (145,769)     129,959       (706,878)       18,932      42,721      76,127      276,201
                                       ---------------------------------------------------------------------------------------------
Net assets available for benefits at
 December 31, 1996                     $12,779,353  $10,183,441    $46,228,688    $5,326,177    $140,230    $385,016     $680,990
                                       =============================================================================================

                                           Non-Participant
                                            Directed Fund
                                       ----------------------------

                                       Nations
                                       Treasury        Total
                                       ----------------------------

  Net realized and unrealized gains
   on investments                             -         21,434,508
   Interest and dividend income          30,458            206,551
   Contributions:
    Participants                              -          9,811,079
    Sponsor                            (400,422)         2,383,490
   Benefit payments                          -          (4,699,482)
   Plan expenses                             -             (10,305)
   Fund Transfers                      308,707                   -
                                       ----------------------------
Net assets available for benefits at
 December 31, 1996                     $546,686        $76,270,581
                                       ============================


          Health Management Associates, Inc. Retirement Savings Plan

5. INCOME TAX STATUS

The Internal Revenue Service ruled on April 12, 1996 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from tax pursuant to Section 501(a) of the IRC. The plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual and trust funds managed by NationsBank of Georgia, N.A. NationsBank of Georgia, N.A is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Health Management Associates, Inc. Common Stock Fund held investments in Company securities with a market value of $45,379,028 and $24,845,239 as of December 31, 1997 and 1996, respectively. The Company paid administrative expenses on behalf of the Plan for the year ended December 31, 1997.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Differences between the Form 5500 and the financial statements for the years ended December 31, 1997 and 1996 relate to contributions receivable which are recorded on the Plan's financial statements and not included in the Form 5500.

SUBSEQUENT EVENT

During January 1998 all investments held by NationsBank of Georgia, N.A. were sold and transferred to Merrill Lynch Trust Company.

          Health Management Associates, Inc. Retirement Savings Plan
                               EIN:  65-0261425
                                  Plan # 001

          Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997



(A)                  (B)                             (C)                   (D)           (E)
                                                                                       CURRENT
              IDENTITY OF ISSUE           DESCRIPTION OF INVESTMENT        COST         VALUE
------------------------------------------------------------------------------------------------------
*      Health Management
       Associates, Inc.                 Common Stock                   $19,543,275   $45,379,028


*      NationsBank of Georgia, N.A.     Stable Capital Fund              8,662,350    10,004,579

*      NationsBank of Georgia, N.A.     Nations Capital Growth Fund     13,317,840    12,746,195

*      NationsBank of Georgia, N.A.     Nations Balanced Assets Fund     5,491,469     5,202,763

*      NationsBank of Georgia, N.A.     Nations Treasury Fund              546,684       546,684

       Seligman Frontier Fund, Inc.     Mutual Fund                        665,691       659,666

       SoGen International Fund, Inc.   Mutual Fund                        400,150       367,805

       Strong Advantage Fund, Inc.      Mutual Fund                        134,486       134,383
                                                                    ----------------------------
                                                                       $48,761,945   $75,041,103
                                                                    ============================

* Indicates a party-in-interest to the Plan.

          Health Management Associates, Inc. Retirement Savings Plan
                               EIN:  65-0261425
                                  Plan # 001

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997



                                                                                                        CURRENT VALUE
                                                              PURCHASE                                    AT DATE OF
IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET     PRICE     SELLING PRICE  COST OF ASSET    TRANSACTION   NET GAIN
--------------------------------------------------------------------------------------------------------------------------------

CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

Health Management Associates, Inc.    Common Stock Fund
                                                           $        -   $1,700,413     $1,038,170        $1,700,413       $662,243

Health Management Associates, Inc.    Common Stock Fund
                                                            2,748,127            -      2,748,127         2,748,127              -

NationsBank of Georgia, N.A.          Stable Capital Fund           -      904,453        846,458           904,453         57,995
NationsBank of Georgia, N.A.          Stable Capital Fund   1,879,490            -      1,879,490         1,879,490              -



THERE WERE NO CATEGORY (I) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS, CATEGORY (II) - SERIES OF TRANSACTIONS OTHER THAN SECURITIES TRANSACTIONS OR CATEGORY (IV) - OTHER TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1997.

          Health Management Associates, Inc. Retirement Savings Plan
                               EIN:  65-0261425
                                  Plan # 001

                Line 27e - Schedule of Non-Exempt Transactions

                         Year ended December 31, 1997



                (A)                               (B)                                  (C)
                                                                     DESCRIPTION OF TRANSACTIONS, INCLUDING
                                      RELATIONSHIP TO PLAN,             MATURITY DATE, RATE OF INTEREST,
                                      EMPLOYER, OR OTHER PARTY-        COLLATERAL, PAR, OR MATURITY VALUE
IDENTITY OF PARTY INVOLVED            IN-INTEREST
--------------------------------------------------------------------------------------------------------------
Health Management Associates, Inc.      Employer/Plan Sponsor      Contributions of $58,466 for the payroll
                                                                   period ended March 31, 1997 remitted April
                                                                   24, 1997.
Health Management Associates, Inc.      Employer/Plan Sponsor      Contributions of $58,314 for the payroll
                                                                   period ended May 31, 1997 remitted June
                                                                   24, 1997.
Health Management Associates, Inc.      Employer/Plan Sponsor      Contributions of $55,215 for the payroll
                                                                   period ended July 31, 1997 remitted August
                                                                   26, 1997.
Health Management Associates, Inc.      Employer/Plan Sponsor      Contributions of $54,156 for the payroll
                                                                   period ended August 31, 1997 remitted
                                                                   October 9, 1997.
Health Management Associates, Inc.      Employer/Plan Sponsor      Contributions of $38,951 and $685,459 for
                                                                   the payroll period ended December 31,
                                                                   1997 remitted March 5, 1998 and January
                                                                   30, 1998, respectively.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                              Health Management Associates, Inc.,
                                     AS ADMINISTRATOR OF
                              Health Management Associates, Inc.
                                    Retirement Savings Plan



Date:  June 23, 1998          By: /s/ Robert E. Farnham
                                 ----------------------
                                  Robert E. Farnham
                                  Vice President
                                  Corporate Controller

                               INDEX TO EXHIBITS



(23) Consents of experts and counsel

     Consent of Ernst & Young is included as Exhibit 23.1 at page 22 of this Report.